SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com

NEWS RELEASE

February 13, 2006	NNO – TSX NTO – AMEX

NORTHERN ORION TO RELEASE FOURTH QUARTER

AND YEAR-END RESULTS ON MARCH 6, 2006

Northern Orion will release its fourth quarter and 2005 year-end results on Monday, March 6, 2006 and host a telephone conference call and webcast on March 7, 2006 at 7:00 a.m.. Pacific Time (10:00 a.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally and the webcast may be accessed by going to http://services.choruscall.com/links/orion_fyr05.html.

The conference call will be archived for later playback and can be accessed by dialing 1-800-312-6413 or 1-412-317-0095 and using the passcode 7925#.   The webcast will also be archived and can be accessed by going to our website at www.northernorion.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

February 13, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer